# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lincoln Partners Group Royalty Fund, CIK 0002054995
CUSIP: 53468A309, 53468A101, 53468A200, 53468A408
Title of class of securities: Class I, Class A, Class D and Class IS shares of beneficial interest, no par value per share
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0000059558
Persons authorized to receive notices and communications: Samuel K. Goldstein, Esq., 150 N. Radnor Chester Road, Radnor, Pennsylvania (PA), 19087-5221, (484) 583-8711

## Reporting persons
- Lincoln National Corporation (CIK 0000059558): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Indiana (IN); source of funds: working capital (WC); sole voting power 0; shared voting power 9,787,323.12; sole dispositive power 0; shared dispositive power 9,787,323.12; aggregate amount beneficially owned 9,787,323.12 (80.94% of the class)
  Comment: Items 8, 10, 11, and 13: The Lincoln National Life Insurance Company, an Indiana corporation ("LNL"), directly owns the following shares of beneficial interests in the Issuer: 9,784,323.12 Class I shares of beneficial interests ("Class I Shares"), 1,000 Class A shares of beneficial interests ("Class A Shares"), 1,000 Class D shares of beneficial interests ("Class D Shares"), and 1,000 Class IS shares of beneficial interests ("Class IS Shares" and, together with the Class I Shares, Class A Shares and Class D Shares, the "Shares"). Based on information provided by the Issuer as of the date of this Schedule 13D filing, LNL owns 80.94% of the Class I Shares outstanding, 100% of the Class A Shares outstanding, 100% of the Class D Shares outstanding, and 100% of the Class IS Shares outstanding. LNL is a wholly owned subsidiary of its parent holding company, Lincoln National Corporation, an Indiana corporation ("LNC" and together with LNL, the "Reporting Persons"), which may be deemed to be an indirect beneficial owner of the reported securities.
- The Lincoln National Life Insurance Company (CIK 0000726865): type of reporting person: insurance company (IC); citizenship or place of organization: Indiana (IN); source of funds: working capital (WC); sole voting power 0; shared voting power 9,787,323.12; sole dispositive power 0; shared dispositive power 9,787,323.12; aggregate amount beneficially owned 9,787,323.12 (80.94% of the class)
  Comment: Items 8, 10, 11, and 13: LNL directly owns the following shares of beneficial interests in the Issuer: 9,784,323.12 Class I Shares, 1,000 Class A Shares, 1,000 Class D Shares and 1,000 Class IS Shares. Based on information provided by the Issuer as of the date of this Schedule 13D filing, LNL owns 80.94% of the Class I Shares outstanding, 100% of the Class A Shares outstanding, 100% of the Class D Shares outstanding, and 100% of the Class IS Shares outstanding. LNL is a wholly owned subsidiary of its parent holding company, LNC, which may be deemed to be an indirect beneficial owner of the reported securities.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class A, Class D and Class IS shares of beneficial interest, no par value per share
Name of issuer: Lincoln Partners Group Royalty Fund
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

1: LNC, a corporation organized under the laws of the state of Indiana. The address of LNC's principal executive office is 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087. The principal business of LNC is that of a holding company that operates multiple insurance and retirement businesses through subsidiary companies; and

2: LNL, a corporation organized under the laws of the state of Indiana. LNL is a wholly-owned subsidiary of its parent holding company, LNC. The address of LNL's principal executive office is 1301 South Harrison Street, Fort Wayne, Indiana 46802. The principal business of LNL consists of underwriting annuities, life insurance and deposit-type contracts through multiple distribution channels. LNL is licensed and sells its products throughout the U.S. and several U.S. territories.

The name, business address, present principal occupation or employment and citizenship of each executive officer and/or director of the Reporting Persons is set forth on Schedule A and is incorporated by reference herein.
Residence or business address: The information included in Item 2(a) is incorporated by reference herein.
Present principal occupation or employment: The information included in Item 2(a) is incorporated by reference herein.
Criminal convictions in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, the persons listed on Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information included in Item 2(a) is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 15, 2024, January 2, 2025, January 10, 2025, January 24, 2025, February 14, 2025 and March 13, 2025, the Reporting Persons contributed an aggregate of $42,056,924 to the Issuer using funds that came directly or indirectly from the working capital of LNL. On June 2, 2025, the Issuer converted by operation of law to a Delaware statutory trust (the "Conversion") and in connection therewith, the $42,056,924 amount of contributions to date converted to 4,481,365.000 amount of Class I Shares valued at $10.00 per share.

After the Conversion, the Reporting Persons have invested in the Issuer as follows:

On September 1, 2025, LNL's subscription to purchase $10,000 in aggregate amount of Class A Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On September 2, 2025, the Issuer determined the purchase price per share ($10.00) and fixed the number of Class A Shares acquired in respect of such subscription (1,000.000).

On September 1, 2025, LNL's subscription to purchase $10,000 in aggregate amount of Class D Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On September 2, 2025, the Issuer determined the purchase price per share ($10.00) and fixed the number of Class D Shares acquired in respect of such subscription (1,000.000).

On September 1, 2025, LNL's subscription to purchase $10,000 in aggregate amount of Class IS Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On September 2, 2025, the Issuer determined the purchase price per share ($10.00) and fixed the number of Class IS Shares acquired in respect of such subscription (1,000.000).

On September 1, 2025, LNL's subscription to purchase $7,913,076 in aggregate amount of Class I Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On September 2, 2025, the Issuer determined the purchase price per share ($10.57) and fixed the number of Class I Shares acquired in respect of such subscription (748,373.417).

On November 30, 2025, LNL's subscription to purchase $25,000,000 in aggregate amount of Class I Shares of the Issuer using funds that came directly or indirectly from the working capital of LNL was accepted. On December 19, 2025, the Issuer determined the purchase price per share ($10.87) and fixed the number of Class I Shares acquired in respect of such subscription (2,300,098.444).

On February 1, 2026, LNL's subscription to purchase $25,000,000 in aggregate amount of Class I Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On February 25, 2026, the Issuer determined the purchase price per share ($11.09) and fixed the number of Class I Shares acquired in respect of such subscription (2,254,486.428).

The foregoing description of the terms of the agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
LNL acquired the Shares for investment purposes.

Except as described in this Schedule 13D or in the Issuer's periodic and current reports filed with the SEC from time to time, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of Trustees of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Administration Agreement. Pursuant to an amended and restated administration agreement (the "Administration Agreement") between the Issuer and LNL, LNL provides or procures administrative, support, shareholder and corporate-level services on behalf of the Issuer. LNL is reimbursed for its costs to provide or procure the administrative and support services and is paid a fee for shareholder services and corporate-level services. The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.

The Reporting Persons review, and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future values of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

LNC may be deemed to beneficially own the Shares beneficially owned by LNL, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that LNC is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and LNC expressly disclaims beneficial ownership of such Shares.

Any beneficial ownership of Shares by any of the persons listed on Schedule A is set forth on Schedule A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule A, has effected any transaction in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, other than as disclosed in this Schedule 13D, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated April 15, 2026 among the Reporting Persons

Exhibit 2: Amended and Restated Administration Agreement dated August 1, 2025, between the Issuer and LNL (Exhibit 25(k)(1) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 28, 2025 and incorporated herein by reference).

Exhibit 3: Subscription Agreement dated November 13, 2024, between Issuer and LNL

## Signatures
- Lincoln National Corporation: /s/Gordon Huellmantel, Gordon Huellmantel (04/20/2026)
- The Lincoln National Life Insurance Company: /s/Gordon Huellmantel, Gordon Huellmantel (04/20/2026)